

Mail Stop 7010

November 17, 2005

<u>via U.S. mail and Facsimile</u>

Yuri Itkis
Chief Executive Officer
FortuNet, Inc.
2950 South Highland Drive, Suite C
Las Vegas, Nevada 89109

> **Re:** **FortuNet, Inc.**
> **Form S-1/A filed November 14, 2005**
> **File No. 333-128391**

Dear Mr. Itkis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed November 14, 2005

<u>Results of Operations, page 35</u>

1. We note your response to our comment six. It is unclear to us how you addressed our comment. Although you have added a general discussion of the effect on revenue from adding additional terminals to existing customers versus revenue from new customers on page 39, you have not disclosed this analysis specific to your results of operations from period to period. Therefore, please expand your

analysis of your results of operations to allow a reader of your financial statements to understand the impact on your gross profit based on whether revenue changes were caused by changes in your customer base versus changes in the overall installed base of systems.

Customer Support, page 53

2. We note your response to our comment nine. Given the fact that you provide these "warranty-type" costs on a consistent basis to your customers, expand your Management's Discussion and Analysis to discuss these costs on a period to period basis and address the reasons for any significant changes.

Exhibit 1.1 – Underwriting Agreement

3. We note that the underwriting agreement has been revised to include information regarding the use of free writing prospectuses. Please be advised that the new communications rules of the Securities Offering Reform are effective as of December 1, 2005. Therefore, even if the offering commences before December 1, 2005, an eligible issuer or offering participant may only rely on the new communications rules for communications made on or after December 1, 2005. See the Securities Offering Reform Transition Questions and Answers, Questions 1 and 2, on our website www.sec.gov/divisions/corpfin/transitionfaq.htm. Please confirm your understanding.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas J. Morgan, Esq.
            Scott D. DeWald, Esq.
            Quentin D. Vaughan, Esq.
            Lewis and Roca LLP
            40 North Central Avenue
            Phoenix, Arizona 85004-4429